EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – MAY 17, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural") announced today that Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of Toronto Stock Exchange or other alternative Canadian trading systems. Purchases may also be made through the facilities of the New York Stock Exchange.
The notice provides that Canadian Natural may, during the 12 month period commencing May 23, 2017 and ending May 22, 2018, purchase for cancellation up to 27,931,135 shares, being 2.5% of the 1,117,245,428 outstanding common shares as at May 12, 2017.  Canadian Natural will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 591,186 common shares subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition.  The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.
In addition to further strengthening its balance sheet, investing in exploration and development of its diverse asset base, and participating in acquisition opportunities, returns to shareholders remain a priority to create value for Canadian Natural’s shareholders.  Funds flow in 2017 is targeted to be allocated to these four pillars and may also be used by Canadian Natural, depending upon future trading prices and other factors, to purchase its common shares, as it is believed to be a worthwhile investment, and in the best interests of Canadian Natural and its shareholders.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.
For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777 E: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
 New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com